Filed Pursuant to Rule 433
Registration No. 333-124000
May 30, 2006
PRICING TERM SHEET

Issuer:	The Ryland Group, Inc.
Security:	6.875% Notes due 2013
Size:	$250,000,000
Maturity Date:	June 15, 2013
Coupon:	6.875%
Interest Payment Dates:	December 15 and June 15, commencing December 15, 2006
Price to Public:	99.854%
Spread to Benchmark Treasury:	+185 bps
Benchmark Treasury:	4.250% due Aug 15, 2013
Benchmark Treasury Yield:	5.051%
Make-whole call:	At any time at a discount rate of T+30 basis points
Expected Settlement Date:	June 6, 2006
Anticipated Ratings:	Baa3 by Moody’s Investors Service, Inc., BBB- by Standard & Poor’s Ratings Services, and BBB- by Fitch Ratings, Ltd.
Joint Book-Running Managers:	Citigroup Global Markets Inc.
UBS Securities LLC
Co-Managers:	Barclays Capital Inc.
Greenwich Capital Markets, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-248-3580.